Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

ESTIMATED PROFIT INCREASE FOR THE FIRST QUARTER OF 2019

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first quarter of 2019 will increase by a range between approximately RMB10,814 million and RMB13,518 million as compared to the same period of 2018 (representing an increase of approximately 80% to 100%). The Company’s preliminary financial estimates for the first quarter of 2019 contained in this announcement are not audited. Detailed financial information of the Company for the first quarter of 2019 will be disclosed in the Company’s 2019 first quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2019 to 31 March 2019

2.

Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first quarter of 2019 will increase by a range between approximately RMB10,814 million and RMB13,518 million as compared to the same period of 2018 (representing an increase of approximately 80% to 100%). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items for the first quarter of 2019 will increase by a range between approximately RMB10,871 million and RMB13,589 million as compared to the same period of 2018 (representing an increase of approximately 80% to 100%).

Commission File Number 001-31914

3.	The estimated results have not been audited.

II.	Results for the same period of 2018 (unaudited)

1.	Net profit attributable to equity holders of the Company: RMB13,518 million

2.	Earnings per share (basic and diluted): RMB0.48

III.	Reasons for estimated increase in results

The estimated increase in the results for the first quarter of 2019 is mainly attributable to a significant year-on-year increase in the income from open market equity investments due to the sharp rise of domestic stock market.

IV.	Risk alerts

There are no material uncertain factors of the Company that might affect the accuracy of the estimated results for the first quarter of 2019.

V.	Other information

The board of directors of the Company wishes to remind shareholders and investors that the above estimated results for the first quarter of 2019 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are not audited. If the Company’s future estimates of the results of the first quarter of 2019 differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first quarter of 2019 will be disclosed in the Company’s 2019 first quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 April 2019

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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